UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of April 2017

Commission File Number 001-33922

 DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    DryShips Inc. ("the Company") hereby announces the availability of the Notice of Annual General Meeting and Proxy Statement for the Company's Annual General Meeting of Shareholders, to be held at the Company's offices located at 109 Kifissias Avenue & Sina Street, GR 151 24, Marousi, Athens, Greece, on May 2, 2017 at 4:00 p.m., local time. The Notice of Annual General Meeting and Proxy Statement were mailed on or about April 3, 2017 to shareholders of record as of March 15, 2017, and can also be found on the Company's website at: http://drys.agmdocuments.com/AGM2017.html.

Attached to this Report on Form 6-K as Exhibit 99.1 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: April 3, 2017	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

April 3, 2017

TO THE SHAREHOLDERS OF DRYSHIPS INC.:
Enclosed is a Notice of the 2017 Annual General Meeting of Shareholders (the "Meeting") of DryShips Inc., a Marshall Islands corporation (the "Company"), which will be held at the Company's offices located at 109 Kifissias Avenue and Sina Street, GR 151 24, Marousi, Athens, Greece on May 2, 2017 at 4:00 p.m. local time, and related materials.  The Notice of the Meeting and related materials can also be found at http://drys.agmdocuments.com/AGM2017.html.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:
1	To elect one Class A Director to serve until the 2020 Annual General Meeting of Shareholders ("Proposal One");
2	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two");
3
To approve one or more amendments to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-1000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Three" and together with Proposal One and Proposal Two, the "Proposals"); and

4	To transact such other business as may properly come before the Meeting or any adjournment thereof.
Only holders of record of shares of our common stock, par value $0.01 per share, (the "Common Shares") and shares of our Series D Preferred stock, par value $0.01 per share, (the "Series D Preferred Shares" and, together with the Common Shares, the "Shares") at the close of business on March 15, 2017 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series D Preferred Share then held entitles the holder thereof to one hundred thousand (100,000) votes on each of the Proposals. The holders of the Common Shares and the Series D Preferred Shares will vote on each of the Proposals as a single class.

Provided that a quorum is present, adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of Shares entitled to vote thereon. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of Shares entitled to vote thereon.  Approval of Proposal Three requires the affirmative vote of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on March 15, 2017.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
The Company's 2016 Annual Report on Form 20-F (the "2016 Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2016, is available on the Company's website at www.dryships.com and can also be found at http://drys.agmdocuments.com/AGM2017.html.  Any shareholder may receive a hard copy of the Company's 2016 Annual Report, free of charge upon request.

Very truly yours,

George Economou
Chairman and Chief Executive Officer

DRYSHIPS INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
 TO BE HELD ON MAY 2, 2017
NOTICE IS HEREBY given that the 2017 Annual General Meeting of Shareholders (the "Meeting") of DryShips Inc., a Marshall Islands corporation (the "Company") will be held at the Company's offices located at 109 Kifissias Avenue and Sina Street, GR 151 24, Marousi, Athens, Greece on May 2, 2017 at 4:00 p.m. local time, for the following purposes, of which items 1, 2 and 3 are more completely set forth in the accompanying Proxy Statement:
1	To elect one Class A Director to serve until the 2020 Annual General Meeting of Shareholders ("Proposal One");
2	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two");
3
To approve one or more amendments to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common shares at a ratio of not less than one-for-two and not more than one-for-1000, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval of each amendment in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment with the Registrar of Corporations of the Republic of the Marshall Islands ("Proposal Three" and together with Proposal One and Proposal Two, the "Proposals"); and

4	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The Board has fixed the close of business on March 15, 2017 as the record date (the "Record Date") for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. Holders of shares of our common stock, par value $0.01 per share (the "Common Shares") and shares of our Series D Preferred Shares, par value $0.01 per share, (the "Series D Preferred Shares" and, together with the Common Shares, the "Shares") on the Record Date will be entitled to vote at the Meeting. Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share and one hundred thousand (100,000) votes for each Series D Preferred Share then held. The holders of the Common Shares and the Series D Preferred Shares shall vote on each the Proposals as a single class. Shareholders of record holding at least one third of our issued and outstanding Shares and who are entitled to vote at the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.
You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Shares as of the Record Date.
If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.
The Company's 2016 Annual Report on Form 20-F (the "2016 Annual Report"), which contains the Company's audited financial statements for the fiscal year ended December 31, 2016, is available on the Company's website at www.dryships.com. Any shareholder may receive a hard copy of the Company's 2016 Annual Report, free of charge upon request. This Notice of the Meeting, the Proxy Statement and related materials, including the Company's 2016 Annual Report, can also be found at http://drys.agmdocuments.com/AGM2017.html.

By Order of the Board of Directors

Anastasia Pavli
Secretary

April 3, 2017
 Athens, Greece

______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 2, 2017
 ________________________
INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the Board of Directors of DryShips Inc., a Marshall Islands corporation (the "Company"), for use at the 2017 Annual General Meeting of Shareholders (the "Meeting") to be held on May 2, 2017 at the Company's offices located at 109 Kifissias Avenue and Sina Street, GR 151 24 Marousi, Athens, Greece at 4:00 p.m. local time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about April 3, 2017. These materials, along with the Company's 2016 Annual Report on Form 20-F, which contains the Company's audited financial statements for the fiscal year ended December 31, 2016, can also be found at http://drys.agmdocuments.com/AGM2017.html.
VOTING RIGHTS AND OUTSTANDING SHARES
On March 15, 2017 (the "Record Date"), the Company had issued and outstanding 143,572,689 shares of common stock, par value $0.01 per share (the "Common Shares") and 29,166 Series D Preferred Shares, par value $0.01 per share (the "Series D Preferred Shares" and together with the Common Shares, the "Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one (1) vote for each Common Share and one hundred thousand (100,000) votes for each Series D Preferred Share then held.  One or more shareholders representing at least one third of our issued and outstanding Shares, whether represented in person or by proxy, and who are entitled to vote at the Meeting, shall constitute a quorum for the purposes of the Meeting.  The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the Proposals set forth on the Notice of Annual General Meeting of Shareholders.
In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the Board of Directors on the proposals described in this Proxy Statement are not timely received, the majority of Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.
The Common Shares are listed on The NASDAQ Capital Market under the symbol "DRYS."

REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke such proxy at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 109 Kifissias Avenue and Sina Street, GR 151 24 Marousi, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE
ELECTION OF DIRECTOR
The Company has three directors on the Board of Directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of our Class A Director expires at the Meeting.  Accordingly, the Board of Directors has nominated George Economou, a current Class A Director, for election as Class A Director whose term would expire at the Company's 2020 Annual General Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of a substitute nominee as the current Board of Directors may recommend.
Nominee for Election to the Company's Board of Directors
Information concerning the nominee for director of the Company is set forth below:
Name	Age	Position
George Economou	64	Class A Director
Certain biographical information about the nominee is set forth below.
George Economou has over 30 years of experience in the maritime industry and has served as Chairman and Chief Executive Officer of Dryships Inc. since 2005 and President until 2016. He successfully took the Company public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen the Company's growth into one of the largest U.S. listed drybulk company in fleet size and revenue and the third largest Panamax owner in the world. The Company subsequently invested in and developed Ocean Rig UDW Inc., an owner of drilling units involved in ultra-deepwater drilling. Mr. Economou is the Chairman and Chief Executive Officer of Ocean Rig UDW Inc. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2010, he has been a member of the board of directors of Danaos Corporation. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.
Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF PROPOSAL ONE.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The Board of Directors is submitting for ratification at the Meeting the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), as the Company's independent auditors for the fiscal year ending December 31, 2017.
Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the audit committee of the Company's Board of Directors.
Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting by the holders of the Shares entitled to vote thereon.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF PROPOSAL TWO. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE
APPROVAL OF ONE OR MORE AMENDMENTS TO THE COMPANY'S AMENDED AND RESTATED ARTICLES OF INCORPORATION TO EFFECT ONE OR MORE REVERSE STOCK SPLITS OF THE COMPANY'S ISSUED COMMON SHARES

General.  The Board believes that it is in the best interest of the Company and the shareholders and is hereby soliciting shareholder approval of one or more amendments (each, an "Amendment") to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued Common Shares at a ratio of not less than one-for-two and not more than one-for-1000, inclusive, whereby, except as explained below with respect to fractional shares, on the effective date, Common Shares issued immediately prior thereto will be, automatically and without any action on the part of the shareholders, combined, converted and changed into new Common Shares in accordance with the reverse stock split ratio, which shall be determined by the Board of Directors, or any duly constituted committee thereof, in its discretion. If the shareholders approve Proposal Three, the Board, or a duly constituted committee thereof, will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to determine each reverse stock split ratio within the approved range and to effect one or more reverse stocks split by filing an Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of any such Amendment.  If implemented, any such reverse stock split will become effective as of the beginning of the business day after the filing of each Amendment with the Registrar of Corporations of the Republic of the Marshall Islands.
The Board of Directors believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) in connection with Proposal Three provides the Board of Directors with maximum flexibility to achieve the purposes of any such reverse stock split that may be effected.  If shareholders approve Proposal Three, a reverse stock split will only be effected, if at all, upon a determination by the Board of Directors that a reverse stock split is in the Company's and the shareholders' best interests at that time.  In connection with any determination to effect a reverse stock split, the Board of Directors will set the time for such a split and select a specific exchange ratio within the approved range.  These determinations will be made by the Board of Directors with the intention to create the greatest marketability of the Company's Common Shares based upon prevailing market conditions at that time. The Board of Directors reserves its right to elect not to proceed, and abandon, any reverse stock split if it determines, in its sole discretion, that implementing such reverse stock split is not in the best interests of the Company and its shareholders.
Purpose.  The purpose for seeking approval to effect the reverse stock split is to increase the market price of each Common Share.  The Company believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares. In addition, the Company believes that effecting one or more reverse stock splits will help to maintain compliance with the minimum bid price of $1.00 per share listing that is a requirement to maintain the listing on the Company's Common Shares on the NASDAQ Capital Market. In July 2016, the Company received written notification from the NASDAQ Stock Market indicating that because the closing bid price of the Company's Common Shares was below $1.00 per share for 30 consecutive business days, the Company no longer met the minimum bid price requirement for the Nasdaq Capital Market. On August 15, 2016, October 31, 2016 and January 23, 2017, the Company effected a 1:4, 1:15 and 1:8 reverse stock split, respectively, to, among other things, cause the Common Shares to trade above the minimum bid price requirement of the NASDAQ Capital Market. As of the date hereof, the Company is in compliance with the minimum bid price requirement.

The Company and the Board of Directors believe that maintaining the listing of the Common Shares on the NASDAQ Capital Market is in the best interest of the Company and its shareholders and therefore proposes to undertake on or more reverse stock splits to cause the Common Shares to remain trading above the minimum bid price requirement of the NASDAQ Capital Market.

The Board of Directors intends to effect one or more reverse stock splits in connection with Proposal Three only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company's Common Shares, and only if the implementation of a reverse stock split is determined by the Board of Directors to be in the best interests of the Company and its shareholders.  There can be no assurance that any reverse stock split, if and when implemented, will achieve any of the desired results.  There also can be no assurance that the Company will be successful in maintaining compliance with NASDAQ Capital Market requirements or that the price per share of the Company's Common Shares immediately after any such reverse stock split, if implemented, will increase proportionately with any reverse stock split, or that any increase will be sustained for any period of time.
Fractional Shares.  No fractional Common Shares will be created or issued in connection with the reverse stock split.  Shareholders of record who otherwise would be entitled to receive fractional Common Shares as a consequence of the reverse stock split will be entitled, upon surrender to the exchange agent of certificates representing such Common Shares or, in the case of non-certificated Common Shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Common Shares on the NASDAQ Capital Market on the last trading day prior to the effective date of the reverse stock split, as adjusted for the reverse stock split as appropriate or, if such price is not available, a price to be determined by our Board of Directors.  The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein.
Authorized Common Shares and Par Value.  The reverse stock split will not result in a change in the number of authorized Common Shares or par value of the Common Shares. Because the Company's authorized number of Common Shares, which is currently 1,000,000,000 Common Shares under the Company's Amended and Restated Articles of Incorporation, will not decrease in accordance with the reverse stock split ratio, the reverse stock split would provide the Company with additional Common Shares, which would be available for issuance from time to time for corporate purposes such as acquisitions of companies or assets, sales of stock or securities convertible into Common Shares and raising additional capital.
Material U.S. Federal Income Tax Consequences.  The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.
We have not sought and will not seek any ruling from the Internal Revenue Service (the "IRS"), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.
We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.
The reverse stock split is intended to constitute a "reorganization" within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder's proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies,
•	A U.S. Holder should not recognize any gain or loss for federal income tax purposes (except for cash, if any, received in lieu of a fractional Common Share);

•
The U.S. Holder's aggregate tax basis of the common stock received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder's Common Share surrendered in the exchange;

•	The U.S. Holder's holding period for the Common Shares received pursuant to the reverse stock split should include such holder's holding period for the Common Shares surrendered in the exchange; and
•
Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder's tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes.  U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.

U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply.  This information is generally provided on IRS Form W-9.  The letter of transmittal will require each U.S. Holder to deliver such information when the common stock certificates are surrendered following the effective date of the reverse stock split.  Failure to provide such information may result in backup withholding at a rate of 28%.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS.  YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.
Procedures for Effecting Reverse Stock Split.  As soon as practicable after the effective date of the reverse stock split, the Company's shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent, American Stock Transfer & Trust Company, LLC, will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split Common Shares will be asked to surrender to the exchange agent certificates representing pre-split Common Shares in exchange for certificates representing post-split Common Shares or, in the case of holders of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its registered shareholders. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding share certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split Common Shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split Common Shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Upon the effectiveness of the reverse stock split, the Company intends to treat Common Shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose Common Shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Common Shares in "street name." However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds Common Shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.
Required Vote.  Approval of Proposal Three will require the affirmative of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR PROPOSAL THREE. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One or Two have been approved and will have the effect of voting AGAINST Proposal Three.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
By Order of the Board of Directors

Anastasia Pavli
Secretary

April 3, 2017
Athens, Greece

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy materials electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E23696-P88415

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DRYSHIPS INC.

The Board of Directors recommends you vote FOR the following:

Nominee:	For	Withhold
1a. George Economou	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

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Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

E23697-P88415

DRYSHIPS INC.
Annual General Meeting of Shareholders
May 2, 2017 4:00 p.m., local time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Dimitris Dreliozis, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of DRYSHIPS INC. stock that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 4:00 p.m., local time on May 2, 2017, at the Company's offices located at 109 Kifissias Avenue and Sina Street, GR-151 24 Marousi, Athens, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address Changes/Comments: ____

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

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